August 22, 2006

via EDGAR and Facsimile

Mr. James Rosenberg Senior Assistant Chief Accountant Securities and Exchange Commission Washington, D.C. 20549	Re: American Financial Group, Inc. Form 10-K for December 31, 2005 Filed on March 7, 2006 File No. 000-01532

Dear Mr. Rosenberg:

AFG is responding to the Staff's comments in your letter dated July 27, 2006, regarding the above-referenced filing. Thank you for granting us the additional time to respond (via our August 1, 2006 telephone conversation which was subsequently confirmed with correspondence). Comments in the Staff's letter are reproduced below and are followed by AFG's responses.

Subject to the Staff's approval, information requested to be provided in "disclosure-type format" will be included in future filings beginning with AFG's 2006 Form 10-K.

Item 1 - Business, page 1

Ten year development table, page 8
  Your presentation of a "Cumulative deficiency (redundancy) excluding special A&E charges, settlements and reallocations. . ."line item in this table does not appear to be a presentation contemplated by Industry Guide 6. If the excluded items present an unusual circumstance that distort the data in the table, please provide an explanation in a note to the table discussing why you believe that to be the case and disclose the effects on the amounts in the table. In addition, if the excluded items are unusual and distort the table, it would appear necessary to address all line items in the table that may be distorted, rather than limiting the explanation to only cumulative redundancy. Please provide us in disclosure-type format a revised ten-year development table.

  Exhibit A (attached) presents a revised ten-year development table with footnote disclosure breaking out the impact of asbestos and environmental ("A&E") charges on the cumulative deficiency. We believe that the focal point of the development table is the cumulative redundancy/deficiency line and that it is meaningful to show the impact that our A&E charges have had on this line. Analysts and rating agencies frequently ask for this information. We also believe that the information already contained in the table coupled with the data provided in the new footnotes comply with Guide 6 and enables readers to understand the impact of the charges on the other lines in the table.

Mr. James Rosenberg Securities and Exchange Commission Page 2

  Selected Financial Data, page 23

  The inclusion of the measure "ratio of earnings to fixed charges excluding annuity benefits" in this table appears to represent a non-GAAP measure that would appear to be prohibited by Item 10(e) of Regulation S-K. We also note the discussion of this measure in the liquidity and capital resources section of the MD&A on page 25. Please refer to our "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that we issued on June 13, 2003. Please tell us why your presentation is appropriate.

  While it appears that the ratio of earnings to fixed charges including annuity benefits and the ratio of earnings to fixed charges excluding annuity benefits are both non-GAAP measures, Item 10(e)(iii)(4)(ii) indicates that ratios using financial measures (e.g. fixed charges) calculated in accordance with GAAP are excluded from what paragraph (e) defines as a non-GAAP measure. Accordingly, we believe our presentation is appropriate.

  In addition, the Company received the following comment from the Staff in a comment letter dated July 29, 2003 (Comment #6):

  "You may present the line item "Ratio of Earnings to Fixed Charges Excluding Interest on Annuities" only if you include a footnote that a) describes that it is not a measure that our rules require or encourage and b) clearly states why it is a meaningful ratio to an investor."

  The requested disclosure was added.

  Since the ratio of earnings to fixed charges is not required to be disclosed in Form 10-Q, we deleted the disclosures in our June 30, 2006 filing pending resolution of the Staff's comment.

  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

  Results of Operations, page 24
  We refer to the disclosure regarding the charge of $29.3 million related to your residual value business. We are aware that certain residual value insurance contracts do not meet the scope exceptions in SFAS 133, and therefore, would be accounted for as derivatives. Please tell us how you account for your residual value insurance contracts and provide us an analysis of your accounting treatment with reference to authoritative literature. In addition it is not clear from the disclosure what caused the $29.3 million charge related to these contracts, as such please provide us, in disclosure-type format, your explanation for the charge.

Our residual value insurance provides coverage for the difference between each individual leased auto's insured residual value (as defined by the insurance contract) and the actual cash value of the same vehicle when sold at lease termination. Losses are determined on a vehicle by vehicle basis only at lease-end when the vehicle has been sold through an approved sales channel (generally auction) and all terms of the underlying lease contract have been met. While sales proceeds typically determine actual cash value, a limited number of policies allow claims to be based on the greater of the actual sales proceeds
Mr. James Rosenberg Securities and Exchange Commission Page 3

received or the Black Book wholesale average value. Black Book is a recognized industry leader in the publishing of wholesale value averages. This additional feature is intended to protect AFG from losing value at auction, by encouraging insureds to maximize the selling prices of their leased autos at auction. The potential loss on the majority of our residual value business is based solely on the proceeds received from the sale of the vehicle.

In our accounting for this business, premiums are 100% earned upon the termination of the leases. Losses are recorded based on expected payment patterns of losses upon lease terminations. The Company performs semi-annual reviews of the adequacy of its insurance reserves compared to the projected losses upon lease termination.

The Company accounts for its residual value business as an insurance contract under SFAS 60, Accounting and Reporting by Insurance Enterprises. The residual value business meets the criteria of paragraph 10(e)(2) of SFAS 133, Accounting for Derivative Instruments and Hedging activities, which provides a scope exception for:

"Certain contracts that are not traded on an exchange. Contracts that are not exchange-traded are not subject to the requirements of this Statement if the underlying on which the settlement is based is one of the following:  .  .  .  .(2) The price or value of (a) a nonfinancial asset of one of the parties to the contract provided that the asset is not readily convertible to cash .  .  .  "

DIG Issue C5 further clarifies that the exception provided in Paragraph 10(e)(2) applies "only to nonfinancial assets that are unique" and "only if the nonfinancial asset related related to the underlying is owned by the party who would not benefit under the contract from an increase in the price or value of the nonfinancial asset."

Accordingly, AFG's residual value business should not be accounted for as a derivative. The key factors we have considered in coming to this conclusion were:
    The insurance policy and the underlying lease contracts are not traded on an exchange.
    The underlying non-financial asset is a unique used vehicle that is not readily convertible to cash; it generally takes 30 to 60 days to sell the vehicle.
    Each insured vehicle has its own insured residual value based on the make, model, style, year, lessor, allowable miles, and term. The potential for loss is also determined on an individual lease by lease basis, with each leased auto having a unique set of characteristics including make, model, style, year, mileage, color and condition. These unique characteristics, along with the end-of-term marketer's effectiveness, generally determine the ultimate selling price of the leased auto (not an index). Automobiles at auction are bought and sold one unique unit at a time. Each auto is valued based on its individual set of characteristics. Not all autos are sold as there may not be demand on a given day for a particular auto.
    The non-financial asset (the leased auto) is owned by the party (the insured) who would not benefit under the contract from an increase in the price or value of the non-financial asset. If the leased auto increases in value, the insurance contract becomes less beneficial to the insured.

Mr. James Rosenberg Securities and Exchange Commission Page 4

We propose adding the following disclosure in MD&A under "Results of Operations" in future filings:

A $29.3 million after-tax charge was recorded in 2005 in connection with a written offer by the Company to buy out contracts covering a group of leases with one insured financial institution. As a result of our offer, the estimated ultimate losses related to this particular insured party exceeded related unearned premium reserves, and accordingly, a premium deficiency was recognized.

Critical Accounting Policies, page 25

Property and Casualty Insurance Reserves, pages 31-36

  We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information, for each material line of business and also consider providing any additional information in disclosure-type format, to achieve this objective
    Disclose the point estimates calculated by your actuaries for your various business lines.
    Please describe the methods you used to determine your reserve for loss and loss adjustment expense. Please ensure this description:
      Explains how the methods you use for your short-tail business differ from the methods you use for your long-tail business.
      Identifies the unique development characteristics of each material short-tail and long-tail line of business.
      Describes the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserve, but there may be other methods as well.
      Describes the extent of your procedures for determining the reserve for loss and loss adjustment expense on both an annual and interim reporting basis.
        If management has added an incremental provision to the reserve for loss and loss adjustment expense determined by your actuaries, quantify the incremental provision, describe the method used by management to determine it and the extent to which that method differs from period to period, and identify and analyze the specific underlying reasons that explain why management believes it is necessary.

Mr. James Rosenberg Securities and Exchange Commission Page 5

          Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:
      For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.
      Explicitly identify and discuss key assumptions as of December 31, 2005 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why those assumptions are now appropriate given the inconsistency identified.
        We note from your disclosure that the reasonably likely changes in variable factors have been slightly less than 5% deficient. This would seem to indicate that the reasonably likely change in the cost trends that are discussed on page 33 would approximate the 5% reasonably likely change identified. As such please clarify that the reasonably likely change in the cost trends is 5%.

    This comment is very similar in spirit and principle to comment No. 3 received from the Staff in its letter dated July 26, 2004. With the Staff's assistance, we added disclosures in our 2004 and 2005 Form 10-Ks to provide additional clarification of our reserving process.

    While we believe much of the disclosure requested in the current comment is contained in the filing being reviewed, we are always looking for ways to improve our disclosures. Exhibit B contains a revised discussion of "Uncertainties - Property and Casualty Insurance Reserves," to address the new issues requested by the Staff.

    Bullet Point 1

    Management conducts quarterly reviews of loss reserves using the methods described in Exhibit B attached hereto, and records its best estimate of the ultimate liability each quarter based on the results of that review. Loss reserves do not represent an exact calculation of liability, but instead represent estimates developed at an accounting date in part by utilizing actuarial expertise and reserving methods that involve a high degree of judgment and are subject to a number of risk factors. There is not a bifurcated reserving process that separates actuarial analysis from management conclusions. Management (including Company actuaries) considers items such as the effect of inflation on medical, hospitalization, material, repair and replacement costs, the nature and maturity of lines of insurance, general economic trends and the legal environment in determining the Company's best estimate of the ultimate liability. Point estimates by product line are disclosed in the table on page 32 of the original Form 10-K filing.

    Bullet Point 2
                The 7th paragraph under "Property and Casualty Reserves" in Exhibit B contains a discussion of short-tail versus long-tail business and the differences in methods used. In addition, the individual lines discussed have been identified as long-tail.
Mr. James Rosenberg Securities and Exchange Commission Page 6

                The unique development characteristics by major line of business are discussed on pages 33 and 34 of the original filing.
                Language has been added in the 2nd paragraph under "Property and Casualty Reserves" of Exhibit B to discuss the method used to calculate IBNR.
                The first, fourth, and sixth paragraphs of the discussion of reserves beginning on page 31 of the original filing contain references to the quarterly review process. The annual and quarterly review process is the same.

    Bullet Point 3

    Company actuaries are part of the management group that determine the single or "point" estimate that is recorded on the books. This point estimate is based upon preliminary actuarial input, uncertainties related to the legal and regulatory environment and new products, and other factors management believes are relevant to the ultimate outcome of reserves.

    Bullet Point 4

    Key variables affecting individual lines are discussed beginning on page 33 of the original filing. Additional disclosures have been added in Exhibit B under "Workers' Compensation" and "Other Liability - Claims Made" to give examples of how recent changes have impacted various lines.

    Bullet Point 5

    The third paragraph under "Property and Casualty Insurance Reserves" on page 31 of the original filing gives readers an understanding of the potential variability in the estimate of reserves by looking to historical development over the previous 10 years (excluding A&E charges) as shown in the loss development triangle on page 8. As disclosed, the average of such redundancies and deficiencies has been slightly less than 5% deficient (note that these are pretax numbers). Page 9 (first paragraph) states that "it may not be appropriate to extrapolate future redundancies or deficiencies based on this table."

    It is inappropriate to consider the 5% figure as representative of a cost trend; a "cost trend" is more of an annual factor or change in a cost measure. The 5% amount referred to in our 10-K disclosure is representative of the total subsequent impact on prior liabilities caused by all elements that were different from expected. It represents our historical development, and should not necessarily be viewed as an indication of the future. It is also an amount that reflects all lines of business combined and is not representative of any individual line.

    The disclosures on page 33 identify and quantify (using after-tax numbers) the sensitivity of recorded reserves to a key assumption underlying reserve estimates, namely the "cost trends" implicitly built into development patterns that are assumed to continue into the future. It is not correct to assume that a percentage change in a variable affecting the calculation of reserves will produce the same percentage change in overall reserves.

    Because the 5% measure may be misinterpreted, we will remove it in future filings.

Mr. James Rosenberg Securities and Exchange Commission Page 7

      Please discuss and quantify the effect that your ceded reinsurance activities had on financial position, results of operations, and cash flows for the periods presented. Also discuss changes you have made to your past reinsurance strategies in developing your current strategies and the expected effect that those changes may have on your financial position, results of operations and cash flows. Describe any limitations on your ability to cede future losses on a basis consistent with historical results and cash flows. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

    Insurance reserves are presented on a gross (before reinsurance) basis on the face of AFG's balance sheet. Accordingly, the effect of reinsurance on AFG's balance sheet is available to financial statement users by the gross reporting of insurance reserves and the separate line item reporting of "Recoverables from reinsurers and prepaid reinsurance premiums." As discussed in Management's Discussion and Analysis - "Uncertainies", AFG is subject to credit risk with respect to its reinsurers. To mitigate this risk, substantially all reinsurance is ceded to companies with investment grade or better S&P ratings or is secured by "funds withheld" or other collateral. The only material losses related to the financial condition of reinsurers are disclosed in this section of MD&A.

    In response to the Staff's request, the effect of reinsurance on AFG's combined ratio has been added to this section of MD&A (See Exhibit C). In addition, the effect of reinsurance on AFG's written premiums, earned premiums and loss and loss adjustment expenses is detailed in Note Q - "Insurance" to the financial statements, which is included in Exhibit C for the convenience of the Staff's review. The effect of reinsurance on prior year reserve development can be found under Item 1 - "Business" - "Property and Casualty Operations - Loss and Loss Adjustment Expense Reserves" in AFG's 2005 Form 10-K. As illustrated in Exhibit C, we intend to cross reference these items in MD&A.

    AFG's overall reinsurance strategy has not changed significantly in recent years. In response to the SEC's comment, we intend to add additional information about our reinsurance strategy under Item 1 - "Business" - "Property and Casualty Operations - Reinsurance" of AFG's 2005 Form 10-K. See Exhibit C for proposed disclosure.

    AFG has not exhausted the limits under any of its current reinsurance arrangements.

    We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not prevent the Commission from taking any action with respect to the filing; and (iii) the Commission has taken the position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. James Rosenberg Securities and Exchange Commission Page 8

    If you have any questions or comments regarding the information set forth above, please feel free to contact me at (513) 579-6633 (FAX: (513)579-369-5750).

American Financial Group, Inc.

BY: s/KEITH A. JENSEN
Keith A. Jensen
Senior Vice President

    cc:    Mr. Joseph Roesler

             Ms. Ibolya Ignat